EXHIBIT 21.1

LIST OF SUBSIDIARIES	Jurisdiction of Incorporation
Power Integrations KK	Japan
Power Integrations Limited	Cayman Islands
Power Integrations International Limited	Cayman Islands
Power Integrations Singapore Pte. Limited	Singapore
Power Integrations Netherlands B.V.	Netherlands
Power Integrations GmbH	Germany
Power Integrations Italy S.r.l	Italy
Power Integrations (Europe) Limited	United Kingdom
Power Integrations Switzerland Holding GmbH	Switzerland
Power Integrations Switzerland GmbH	Switzerland
Power Integrations India Private Limited	India
Power Integrations Canada Unlimited Liability Corporation	Canada